


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2012
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmetto Advisory Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Lane
(No. and Street)

Kiawah Island, SC 29455
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derrick M Grava 843-768-2535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer & Walker, LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derrick M Grava, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmetto Advisory Group, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

State of Utah County of Summit

Subscribed and sworn before me on 2/27/12 (Date)

(Notary Signature)

Notary Public



NOTARY PUBLIC
CHARMAIN CUMMINGS
648551
COMMISSION EXPIRES
SEPTEMBER 20, 2015
STATE OF UTAH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMETTO ADVISORY GROUP, LLC

Financial Statement as of December 31, 2011 and
Independent Auditors' Report

GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Palmetto Advisory Group, LLC:

We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC (the "Company") as of December 31, 2011, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Palmetto Advisory Group, LLC as of December 31, 2011 in conformity with generally accepted accounting principles in the United States.

Greer & Walker, LLP

February 21, 2012

TRUSTED BUSINESS ADVISORS

THE CARILLON · 227 WEST TRADE STREET, SUITE 1100 · CHARLOTTE, NC 28202 USA
TELEPHONE 704-377-0239 · FACSIMILE 704-377-8663 · WWW.GREERWALKER.COM
MEMBERS OF: AMERICAN INSTITUTE OF CPAS · FINANCIAL CONSULTING GROUP, L.C. · PKF INTERNATIONAL

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	12,271
Prepaid expenses		500
Other assets		3,804
TOTAL ASSETS	$	16,575

LIABILITIES AND MEMBERS' ACCUMULATED DEFICIT

LIABILITIES:		
Accrued expenses	$	5,300
Subordinated loans		49,000
Total liabilities		54,300
MEMBERS' ACCUMULATED DEFICIT:		
Accumulated deficit		(37,725)
TOTAL LIABILITIES AND MEMBERS' ACCUMULATED DEFICIT	$	16,575

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not take custody of client assets, does not settle mutual fund trades, accept direct investments, or take custody of customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, LLC, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has a contract under which it receives a non-refundable retainer from an investment manager. Retainers are typically due and recognized on the first day of each month.

Income Taxes - For income tax purposes, the Company is considered to be a partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of the Company's taxable income or loss in their respective individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2011, the tax years ended December 31, 2008 through 2011 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2011.

Subsequent Events - In preparing its financial statement, the Company has evaluated subsequent events through February 21, 2012, which is the date the financial statements were available to be issued.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $6,971 which was $1,971 in excess of its required net capital of $5,000. As of December 31, 2011, the Company's ratio of aggregate indebtedness to adjusted net capital was .76 to 1.

3. SUBORDINATED LOAN

As of December 31, 2011, the Company had subordinated loans totaling $49,000 to its members and a former member, which are due in full in May 2013 and bear interest at 0%. These notes are subordinated to the general obligations of the Company. The subordination agreements were approved by FINRA and any payments on these notes must be preapproved by FINRA.

4. OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred. The agreement also stipulates that the Company shall be dissolved upon the death, permanent incapacity, bankruptcy, retirement, resignation, or expulsion of a member, unless the remaining members elect within 30 days of the occurrence of one of these events to continue the legal existence of the Company.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from two of its members under an annually renewable lease agreement. The current lease expires in November 2012. Minimum lease payments totaling $3,300 are due under this lease in 2012.

6. CONCENTRATIONS

During the year ended December 31, 2011, the Company generated all of its revenues under marketing agreements with three investment managers.
